Exhibit 99.1

Enerplus to Present at the RBC Capital Markets' Global Energy and Power Conference in New York

CALGARY, June 1, 2011 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Ian Dundas, Executive Vice President and Chief Operating Officer, will be discussing Enerplus' expanding opportunities in the Williston Basin at the RBC Capital Markets' Global Energy and Power Conference in New York on Tuesday, June 7, 2011 at 9:30 am ET (7:30 am MT). Investors are invited to listen to a live audiocast of the presentation at:

http://www.wsw.com/webcast/rbc132/panel9/

To ensure timely participation in the audiocast, please log in 15 minutes prior to the start time to register for the event.  A replay will be available until July 7, 2011.

For further information on Enerplus, including electronic copies of our financial statements, news releases, and other public information, visit our website at www.enerplus.com.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

%CIK: 0001126874

For further information:

please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 18:31e 01-JUN-11